SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated September 4, 2024

Fellow Shareholders,

As an investor with a significant stake in Braemar Hotels & Resorts (BHR), I am writing to express my deep concerns regarding the state of corporate governance at BHR. It is my belief, shared by many other shareholders, that the upcoming shareholders' meeting on October 15th, 2024, will be a defining moment for the future of our investment.

I am urging all shareholders to carefully consider the issues outlined below and to vote against the current board at the upcoming meeting. The reasons for this stance are clear:

Lack of Independent Directors

The most glaring issue with BHR’s current board is the lack of truly independent directors. The board has consistently acted in favor of Ashford Inc., rather than in the best interests of BHR shareholders. This is most clearly demonstrated by the 2018 Amended Management Agreement, which granted Ashford an 80-year contract that BHR can only terminate under extreme circumstances such as wrongdoing. This agreement effectively locks the company into a long-term arrangement that serves Ashford’s interests rather than those of the shareholders.

Furthermore, Ashford has been permitted to award contracts to its own subsidiaries, giving them the right to match any competing offer from third parties. This practice eliminates competition and significantly impacts shareholder value.

Poor Performance and Accountability

Under Monty Bennett’s leadership, as the external manager for BHR, Ashford Inc. has overseen a catastrophic 85% decline in BHR’s value since its IPO and a 75% drop since 2019. These are devastating results for shareholders, who have seen the value of their investment plummet while the broader market has performed significantly better.

Despite this dismal performance, Ashford Inc.’s management fees, as well as the LTIP and equity payments to senior management, have continued to rise steadily. On top of that, Monty Bennett has received substantial compensation for what the board has labeled "exceptional service," even though shareholders have borne the brunt of these losses.

With results like these, the logical course of action would be to fire the manager, just as you would with any underperforming asset manager. Monty Bennett and his team should be held accountable for their underperformance and replaced to protect shareholder value and ensure the future success of BHR.

It is worth noting that earlier this year, Institutional Shareholder Services (ISS), a leading proxy advisory firm, recommended shareholders vote against Bennett and his colleague, further reinforcing the point that shareholders deserve better leadership. This independent evaluation highlights the widespread acknowledgment that Bennett's continued leadership is detrimental to shareholder value.

Excessive Termination Fee

The termination fee tied to this management agreement is another major concern. This fee is excessive, even greater than BHR’s current market capitalization. The termination fee is calculated as 12 times net earnings, not only for advisory services but for all contracts awarded to Ashford subsidiaries, inflating the total amount to an outrageous level. This fee structure makes it virtually impossible to terminate the contract and ensures Ashford’s stranglehold on BHR, further jeopardizing shareholder value.

It’s worth remembering that in 2016, during discussions with the Weisman Group, Monty Bennett and the board were willing to accept a $70 million termination fee for Ashford Inc. as part of a deal to sell Ashford Prime at $20.58 per share. This begs the question: if Monty Bennett was prepared to negotiate then, why is he demanding a termination fee that exceeds the entire market capitalization of BHR today? Why won’t he negotiate with shareholders now and allow us to take control of our company? This refusal to engage in reasonable discussions further proves the board's unwillingness to act in our best interest.

Conflicts of Interest and Recent Debt Issuances

A clear example of how these conflicts of interest harm shareholders is the recent CMBS offering. The spread on the triple-A tranche of the offering was the highest of all issuances this year, reflecting the market’s concerns over the company’s debt structure. This was in part due to Lismore, a subsidiary of Ashford, receiving a significant commission for its role in the debt issuance. This demonstrates the self-serving nature of these arrangements and the board's failure to act in the best interests of shareholders.

Manipulative Agreement with Blackwells

Additionally, the agreement between Blackwells and BHR raises significant red flags. Not only did BHR cover all of Blackwells’ legal fees, but the board also approved a loan to Blackwells at a lower interest rate than BHR itself borrows at. This loan allowed Blackwells to purchase shares and subsequently vote in line with the board’s proposals. This move essentially bought votes to protect the current board, further showing the lengths the board will go to entrench itself.

Preferred Shares and Dilution Risk

There is also a significant risk posed by the Preferred Shares M and E and their change of control clause. If triggered, this clause would cause massive dilution of the common shareholders, especially at a price above $4.40 per share, making it nearly impossible for shareholders to realize any meaningful return in the event of a sale or merger of the company. This clause creates an artificial ceiling on shareholder value.

It is worth noting that Ashford Hospitality Trust (AHT)’s preferred shares do not contain this restrictive clause, further highlighting the unfavorable position that BHR shareholders are placed in by this board.

The Board’s Disconnect from Shareholders

Recent events have shown just how disconnected BHR’s board is from the interests of its shareholders, similar to what was witnessed at Ashford Hospitality Trust (AHT). In AHT’s most recent annual shareholder meeting, Monty Bennett failed to receive enough votes to be re-elected to the board. However, in a blatant disregard for shareholder sentiment, the surviving board members swiftly re-appointed him to his position shortly after the vote. This move undermined the voice of shareholders and demonstrated the lengths to which entrenched boards will go to maintain control.

This mirrors the situation at BHR in 2016, when shareholders withheld their votes for the board, yet no changes were made. This ongoing disregard for shareholder will must stop. The company belongs to its shareholders, not to a board that makes decisions in its own favor. It is especially concerning that the board itself owns very few shares, with most of its holdings coming from long-term incentive plans (LTIPs) and equity grants. This lack of personal investment underscores the board's misalignment with shareholder interests.

Brancous LP1’s Commitment to Change

At Brancous LP1, we are fully prepared to support real change by proposing new, truly independent directors at the 2025 shareholders' meeting. We strongly believe that shareholder interests must be prioritized and that BHR should be put on a path to deliver sustainable, long-term value. This company must be governed by those who are genuinely invested in its success, not by a board that seeks to entrench itself at the expense of shareholders.

Additionally, we reserve the right to take legal action against the board if necessary, to ensure that shareholder rights are protected and that the board fulfills its fiduciary duty to act in the best interests of the company and its shareholders.

Final Thoughts

We are available to discuss these concerns with all shareholders should anyone wish to further explore the details presented here. I believe we can push for a brighter future for BHR, one that is focused on maximizing shareholder value rather than protecting the interests of an entrenched board.

Fellow shareholders, I strongly urge you to vote against the current board on October 15th. The time for change is now.

Sincerely,

Alejandro Malbran
amalbran@knidianmd.com